Exhibit 99.1

Eco Wave Power and Rogan Associates Partner to Bring Wave Energy Technology to Greece

The collaboration agreement between the two companies is for the Design of Eco Wave Power’s Innovative wave energy technology for the Port of Heraklion, Greece

Tel Aviv, Israel, (May 11, 2023) — Eco Wave Power Global AB (publ) (Nasdaq Capital Market: WAVE) (“Eco Wave Power” or the “Company”), is pleased to announce that it has entered into an agreement for the design of the Company’s pioneering technology in the Port of Heraklion, in Crete, Greece, with Rogan Associates SA (“Rogan Associates”).

Rogan Associates – a leading consulting engineering firm in port and waterfront development in Southeast Europe which was founded in 1977 – has vast experience in marine-related projects and in sea transportation, including port operation and management, coastal engineering, maritime and harbour works, regional and urban analysis and planning, as well as port systems development at regional, national and international level.

According to the terms of the collaboration agreement between the parties, Rogan Associates will design the reinforcement of the existing Heraklion Port breakwater and plan the potential extension of the breakwater, while Eco Wave Power will perform a wave energy production analysis and forecast and will be responsible for the design of its pioneering wave energy technology for the breakwater at the Port of Heraklion.

This work will be funded as part of a grant received by Rogan Associates and Heraklion Port Authority from the European Union Climate, Infrastructure, and Environment Executive Agency.

This grant and the agreement mark a long-term productive collaboration between Eco Wave Power and the different European Union (EU) funding programs, as well as reinforces Eco Wave Power’s long-standing focus on the European market. In the past, the Company has co-funded its historic Gibraltar project with funding from the European Regional Development Fund and also received a grant from the Horizon2020 phase A EU funding program. Eco Wave Power is also currently taking part in the Iliad consortium, which was awarded €17 million by the EU.

The agreement was signed after an official visit of representatives from Rogan Associates and Heraklion Port Authority to Eco Wave Power’s newest wave energy project (the EWP-EDF One project) in the Port of Jaffa in Israel. The EWP-EDF One project at the Port of Jaffa marks the first time that Israel’s electrical grid will receive power generated by the waves.

“It was our absolute pleasure to host the representatives from Rogan Associates and Heraklion Port Authority at our EWP-EDF One wave energy power station at the Port of Jaffa, as a first step towards our exciting collaboration in Greece,” said Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power. “This collaboration is an exciting and encouraging sign that Greece is ready to embrace the untapped potential of wave energy right on their coast.”

“Our collaboration with Eco Wave Power further accelerates our strategy to expand our portfolio with innovative, renewable energy technologies,” said Dr. Christos D. Solomonidis, Chairman of the Board of Directors and Partner of Rogan Associates.  “We are committed to applying disruptive marine-related technologies in the Greek market, and there is no better way to show that than collaborating with Eco Wave Power’s game-changing wave energy technology. Application of this technology to the Port of Heraklion, in the most innovative way possible, is the first step towards this direction.”

Mr. Emmanouil Tsiplostefanakis, Director of Technical Works and Environment from Heraklion Port Authority, said, “What is most impressive about Eco Wave Power’s technology is its simplicity. The design is modular, scalable, and efficient, making it an easy match for most – if not every – port and breakwater. Wave energy should become a more significant part of Greece’s renewable energy mix, and this collaboration between Eco Wave Power and Rogan Associates is a great first step in making that vision a reality.”

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. For example, the Company is using forward-looking statements when it discusses Eco Wave Power’s long-standing focus on the European market, that collaboration with Rogan Associates is an exciting and encouraging sign that Greece is ready to embrace the untapped potential of wave energy right on their coast, that collaboration with Eco Wave Power further accelerates Rogan Associates’ strategy to expand its portfolio with innovative, renewable energy technologies, advantages and benefits of the Company’s technology, that wave energy should become a more significant part of Greece’s renewable energy mix, and that the collaboration between Eco Wave Power and Rogan Associates is a great first step in making that vision a reality. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.